Exhibit 1
                                                                       ---------


WPP LOGO                                                      COMPUTERSHARE LOGO


                         TO: THE CHAIRMAN OF THE MEETING

 ANNUAL GENERAL MEETING HELD AT THE BALLROOM, CLARIDGE'S, BROOK STREET, MAYFAIR,
                                 LONDON, W1K 4HR

                               ON: 24th JUNE 2008

              STATEMENT OF POLL - THE VOTES CAST WERE AS FOLLOWS: -

------------------------------------------------------------------------------------------------------------------------------------
|                      RESOLUTION                       |        FOR        |          %       |       AGAINST    |          %     |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|1.  Ordinary Resolution to receive and approve the     |   798,432,200     |      99.38       |    5,007,775     |       0.62     |
|audited accounts                                       |                   |                  |                  |                |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|2.  Ordinary Resolution to declare a final dividend    |   803,619,659     |      99.99       |       47,007     |       0.01     |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|3.  Ordinary Resolution to elect Tim Shriver as a      |   801,710,021     |      99.76       |    1,940,689     |       0.24     |
|director                                               |                   |                  |                  |                |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|4.  Ordinary Resolution to re-elect Orit Gadiesh as a  |   800,475,332     |      99.60       |    3,176,730     |       0.40     |
|director                                               |                   |                  |                  |                |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|5.  Ordinary Resolution to re-elect Stanley Morten as  |   581,259,963     |      92.22       |   49,065,047     |       7.78     |
|a director                                             |                   |                  |                  |                |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|6.  Ordinary Resolution to re-elect Koichiro Naganuma  |   743,435,403     |      92.51       |   60,226,404     |       7.49     |
|as a director                                          |                   |                  |                  |                |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|7.  Ordinary Resolution to re-elect Esther Dyson as a  |   787,529,150     |      97.99       |   16,126,463     |       2.01     |
|director                                               |                   |                  |                  |                |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|8.  Ordinary Resolution to re-elect John Quelch as a   |   799,945,045     |      99.54       |    3,708,847     |       0.46     |
|director                                               |                   |                  |                  |                |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|9.  Ordinary Resolution to re-elect Mark Read as a     |   800,596,132     |      99.62       |    3,057,780     |       0.38     |
|director                                               |                   |                  |                  |                |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|10.  Ordinary Resolution to re-elect Paul Spencer as   |   787,496,522     |      97.99       |   16,158,170     |       2.01     |
|a director                                             |                   |                  |                  |                |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|11.  Ordinary Resolution to re-elect Sir Martin        |   800,521,123     |      99.61       |    3,144,895     |       0.39     |
|Sorrell as a director                                  |                   |                  |                  |                |
|------------------------------------------------------- -------------------|------------------|------------------|----------------|
|12.  Ordinary Resolution to re-appoint the auditors    |   785,780,156     |      98.43       |   12,494,270     |       1.57     |
|and authorise the directors to determine their         |                   |                  |                  |                |
|remuneration                                           |                   |                  |                  |                |
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

WPP LOGO                                                      COMPUTERSHARE LOGO

------------------------------------------------------------------------------------------------------------------------------------
|13.  Ordinary Resolution to authorise the directors    |   785,539,119     |      98.33       |   13,322,716     |       1.67     |
|to allot equity securities                             |                   |                  |                  |                |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|14.  Special Resolution to authorise the Company to    |   798,441,536     |      99.95       |     397,386      |       0.05     |
|purchase its own shares                                |                   |                  |                  |                |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|15.  Special Resolution to authorise the               |   786,470,689     |      98.46       |   12,335,476     |       1.54     |
|disapplication of pre-emption rights                   |                   |                  |                  |                |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|16.  Ordinary Resolution to approve the remuneration   |   775,444,399     |      97.49       |   19,982,482     |       2.51     |
|report of the directors                                |                   |                  |                  |                |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|17.  Special Resolution to approve the adoption of     |   784,363,936     |      98.18       |   14,517,888     |       1.82     |
|New Articles of Association                            |                   |                  |                  |                |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|18. Special Resolution to approve amendments to the    |                   |                  |                  |                |
|New Articles of Association with effect from 1         |   795,237,305     |      99.55       |    3,622,234     |       0.45     |
|October 2008                                           |                   |                  |                  |                |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|19.  Ordinary Resolution to approve amendments to the  |   796,755,881     |      99.75       |    2,022,856     |       0.25     |
|WPP Group plc Annual Bonus Deferral Programme          |                   |                  |                  |                |
|-------------------------------------------------------|-------------------|------------------|------------------|----------------|
|20.  Ordinary Resolution to approve the deferral of    |   789,881,401     |      99.61       |    3,102,897     |       0.39     |
|awards to Sir Martin Sorrell under 2004 LEAP           |                   |                  |                  |                |
------------------------------------------------------------------------------------------------------------------------------------


                      NUMBER OF CARDS CONSIDERED INVALID: 3

            FOR AND ON BEHALF OF COMPUTERSHARE INVESTOR SERVICES PLC